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03022908

SUPPL

03 JUN 19 AM 7:21

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Jun. 18, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Press Release: Press release dated on June 17, 2003.

We hereby attach English translation of this Press Release.

Thank you for your attention.

Yours truly,

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dlw 6/24

(Translation)

June 17, 2003

Dear Sirs:

Name of Company: BELLUNA CO., LTD.

Code No. 9997, 1st Section of the Tokyo Stock Exchange

Notice of Treatment of Forfeited New Share Subscription Rights

Notice is hereby given that the Belluna Co., Ltd. (the "Company") at the meeting of its Board of Directors held on June 17, 2003, resolved to stop the issuance of all the forfeited new share subscription rights, which the shareholders didn't apply for having by the application deadline (June 9, 2003), out of the new subscription rights by allocation thereof to shareholders for value (adopted at the meeting of the Board of Directors held on February 28, 2003 and March 20, 2003).

(For reference)

1. Outline of the new share subscription rights by allocation thereof to shareholders for value, adopted at the meeting of the Board of Directors held on February 28, 2003 and March 20, 2003.

(a) Persons qualified for new share subscription rights allocated:

Shareholders appearing or recorded in the final register of shareholders and the final register of beneficial shareholders as of March 31, 2003

(b) Number of new share subscription rights to be issued:

2,120,630 rights (at the rate of one (1) new share subscription right to ten (10) shares)

(c) Class and numbers of shares to be issued upon exercise of new share subscription rights:

2,120,630 shares of common stock of the Company (at the rate of one (1) share to one (1) new share subscription right)

(d) Issue price of a new share subscription right: ¥112

(e) Amount per share to be paid in upon exercise of new share subscription rights (Exercise Price): ¥4,028

(f) Exercise period: October 1, 2003 through September 29, 2006

2. Result of the application

(a) Total number of new share subscription rights allocated: 2,120,630 rights

(b) Total number of new share subscription rights applied to be issued: 1,362,064 rights

(c) Total number of the forfeited new share subscription rights: 758,566 rights

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